Exhibit 12.1

ChemoCentryx, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2008	2009	2010	2011	2012
(in thousands, except for ratios)

Computation of earnings:

Net income (loss) before provision for income taxes	$(18,493)	$15,916	$(3,169)	$(4,617)	$(39,891)

Fixed charges, as calculated below	414	352	358	1,011	1,085

Total earnings	$(18,079)	$16,268	$(2,811)	$(3,606)	$(38,806)

Computation of fixed charges:

Interest expense, including amortization of debt issuance cost	$129	$76	$81	$734	$794

Estimated interest expense portion of rental expense	285	276	277	277	291

Total fixed charges	$414	$352	$358	$1,011	$1,085

Ratio of earnings to fixed charges(1)	—	46.2	—	—	—

(1)	Our earnings were inadequate to cover fixed charges for the years ended December 31, 2008, 2010, 2011 and 2012 by $18.5 million, $3.2 million, $4.6 million and $39.9 million, respectively.

For the periods indicated above, we had no outstanding shares of preferred stock with required dividend payments. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are identical to the ratios presented in the tables above.